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Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2014		2013		2012		2011		2010
	(in thousands, except ratio amounts)
Income before income taxes and income from equity investees		$95,768		$2,331		$31,812		$23,784	$(66,560)
Distributions received from equity investees		—		—		4,800		—	960
Fixed charges		93,101		90,880		79,161		75,471	106,603
Amortization of capitalized interest		41		31		—		—	—
Capitalized interest		(755)		(1,033)		—		—	—

Total earnings		$188,155		$92,209		$115,773		$99,255	$41,003

Interest expense(1)		$17,241		$17,650		$10,358		$9,005	$25,653
Estimated interest within rent expense(2)		75,105		72,197		68,803		66,466	80,950
Capitalized interest		755		1,033		—		—	—

Total fixed charges		$93,101		$90,880		$79,161		$75,471	$106,603

Ratio of earnings to fixed charges		2.02		1.01		1.46		1.32	—

Deficiency of earnings available to cover fixed charges	$	N/A	$	N/A	$	N/A	$	N/A	$(65,600)

(1)
Includes interest expense and amortization of premiums, discounts and capitalized expenses related to indebtedness.

(2)
Estimated interest within rent expense includes one-third of rental expense, which approximates the interest component of operating leases.

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  Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges